EXHIBIT 2

TRANSACTIONS

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on November 19, 2014. All such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

Trade Date	For the Account of	Buy/Sell	Quantity	Price
11/18/2014	40 North Investments LP	Sell	(12,800)	70.02
11/19/2014	40 North Investments LP	Sell	(6,260)	69.18